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File No. 1-11284

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	January, 2004

Noranda Inc.

(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noranda Inc. (Registrant)

Date:	February 5, 2004	By:	/s/ STEPHEN K. YOUNG Stephen K. Young Corporate Secretary

Exhibits

99.1	Press Release dated January 15, 2004 — Noranda Recycling's Rhode Island Facility Achieves Certification to International ISO 14001 Environmental Standard
99.2	Press Release dated January 26, 2004 — Noranda to Webcast 2003 Year-End Financial Results Conference Call

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SIGNATURES